Tidal Trust II 485BPOS

Exhibit (h)(viii)

Tidal Trust II

Fee Waiver Agreement

THIS FEE WAIVER AGREEMENT (the “Agreement”) is entered into on January 30, 2023, by and between Tidal Trust II, a Delaware statutory trust (the “Trust”), on behalf of the Return StackedTM Global Stocks & Bonds ETF (the “Fund”), a series of the Trust, and Toroso Investments, LLC (the “Adviser”), the Fund’s investment adviser.

WITNESSETH:

WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, dated as of January 30, 2023, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to enter into the Agreement to reduce the unitary management fee paid by the Fund to the Adviser for the term of this Agreement.

NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:

1.	FEE WAIVER. The Adviser agrees to a reduction in the Fund’s unitary management fee to 0.35% (the “Reduced Fee”), which is calculated daily and paid monthly, at an annual rate of the Fund’s average daily net assets, effective upon the commencement of the Fund’s operations. Any management fees waived with respect to the Fund under this Agreement are not subject to reimbursement to the Adviser by the Fund.

2.	TERM. This Agreement shall become effective with respect to the Fund at the time the Fund commences operations and shall continue through May 30, 2024, unless sooner terminated by the Trust as provided in Paragraph 3 of this Agreement. This Agreement shall continue in effect thereafter for additional periods of one year, or such other period as may be agreed upon by the Trust, on behalf of the Fund, and the Adviser, so long as such continuation is approved for the Fund at least annually by the Board of Trustees of the Trust.

3.	AMENDMENT; TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may only be modified or terminated prior to the end of the current term by, or with the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination. Amendment or termination of this agreement does not require approval of the Fund’s shareholders.

4.	ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

5.	SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

6.	GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the date first written above.

TIDAL TRUST II on behalf of Return StackedTM Global Stocks & Bonds ETF		TOROSO INVESTMENTS, LLC

By:	/s/ Eric W. Falkeis	By:	/s/ Daniel H. Carlson
Name:	Eric W. Falkeis	Name:	Daniel H. Carlson
Title:	President	Title:	Chief Financial Officer

Return StackedTM Global Stocks & Bonds ETF Fee Waiver Agreement

Approved by the Board of Trustees: January 30, 2023

 2